SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     --------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                  Dunn Computer Corporation
        (a Virginia corporation, successor to Dunn Computer Corporation, a Delaware corporation)
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   265771 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP No. 265771 10 5                                 Page 2 of 5 Pages
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  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Claudia N. Dunne
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [ ]
-------------------------------------------------------------------------
  3.  SEC USE ONLY

-------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------
  NUMBER OF           5.    SOLE VOTING POWER                    560,000
   SHARES           -----------------------------------------------------
BENEFICIALLY          6.    SHARED VOTING POWER                        0
  OWNED BY          -----------------------------------------------------
    EACH              7.    SOLE DISPOSITIVE POWER               560,000
  REPORTING         -----------------------------------------------------
   PERSON             8.    SHARED DISPOSITIVE POWER                   0
    WITH
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  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,474,375   (includes 1,914,375 shares of Common Stock owned by Thomas
                  Dunne, Ms. Dunne's husband, of which Ms. Dunne disclaims
                  beneficial ownership)
-------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                              [ ]

-------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      27.5%
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12.   TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------

CUSIP No. 265771 10 5                                 Page 3 of 5 Pages

Item 1.

      Item 1(a):    Name of Issuer:

            Dunn Computer Corporation (a Virginia corporation, successor to Dunn
               Computer Corporation, a Delaware corporation)

      Item 1(b):    Address of Issuer's Principal Executive Offices:

                  1306 Squire Court
                  Sterling, Virginia 20166

Item 2.

      Item 2(a):    Name of Person Filing:

                  Claudia N. Dunne

      Item 2(b):    Address of Principal Business Office or, if None, Residence:

                  1306 Squire Court
                  Sterling, Virginia 20166

      Item 2(c):    Citizenship:

                  United States

      Item 2(d):    Title of Class of Securities:

                  Common Stock, $ .001 par value

      Item 2(e):    CUSIP Number:

                  265771 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable

CUSIP No. 265771 10 5                                 Page 4 of 5 Pages

Item 4.     Ownership:

      Item 4 (a)  Amount Beneficially Owned:

                  2,474,375   (includes 1,914,375 shares of Common Stock owned
                              by Thomas Dunne, Ms. Dunne's husband, of which Ms.
                              Dunne disclaims beneficial ownership)



      Item 4 (b) Percent of Class:

                  27.5%

      Item 4 (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:
                        560,000

                   (ii) Shared power to vote or direct the vote:
                        0

                  (iii) Sole power to dispose or direct the disposition of:
                        560,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

CUSIP No. 265771 10 5                                 Page 5 of 5 Pages

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10. Certification.

         Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999                  /s/ Claudia N. Dunne
                                          ---------------------
                                          Claudia N. Dunne